July 1, 2019

TO THE SHAREHOLDERS OF DRYSHIPS INC.:
Enclosed is a Notice of the 2019 Annual Meeting of Shareholders (the "Meeting") of DryShips Inc., a Marshall Islands corporation (the "Company"), which will be held at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on July 22, 2019 at 4:00 p.m. local time, and related materials. The Notice of the Meeting and related materials can also be found at http://drys.agmdocuments.com/AGM2019.html.
At the Meeting, shareholders of the Company will consider and vote upon the following proposals:
1.	To elect two Class C Directors to serve until the 2022 Annual Meeting of Shareholders ("Proposal One");
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2019 ("Proposal Two"); and
3.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors unanimously recommends that shareholders vote for the election of the proposed Class C Directors to the Board of Directors (Proposal One) and for the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2019 (Proposal Two).
Only holders of record of shares of our common stock, par value $0.01 per share (the "Common Shares") at the close of business on June 10, 2019 will be entitled to vote at the Meeting. As of the record date, the Common Shares were the only type of Company capital stock outstanding.
Provided that a quorum is present, in the election of directors (Proposal One), the two persons receiving the highest number of "FOR" votes at the Meeting will be elected. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Common Shares entitled to vote thereon.
You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Common Shares on June 10, 2019.
If you attend the Meeting, you may revoke your proxy and vote your Common Shares in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT "FOR" THE ELECTION OF THE PROPOSED CLASS C DIRECTORS FOR THREE-YEAR TERMS AND "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.
The Company's 2018 Annual Report on Form 20-F (the "2018 Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2018, is available on the Company's website at www.dryships.com and can also be found at http://drys.agmdocuments.com/AGM2019.html. Any shareholder may request to receive a hard copy of the Company's 2018 Annual Report, free of charge upon request.

Very truly yours, George Economou Chairman and Chief Executive Officer

DRYSHIPS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 22, 2019
NOTICE IS HEREBY given that the 2019 Annual Meeting of Shareholders (the "Meeting") of DryShips Inc., a Marshall Islands corporation (the "Company") will be held at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on July 22, 2019 at 4:00 p.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect two Class C Directors to serve until the 2022 Annual Meeting of Shareholders ("Proposal One"); and
2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2019 ("Proposal Two").

The Board of Directors has fixed the close of business on June 10, 2019 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. Holders of shares of our common stock, par value $0.01 per share (the "Common Shares") on the Record Date will be entitled to vote at the Meeting. Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share. Shareholders of record holding at least one third of our issued and outstanding Common Shares and who are entitled to vote at the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.
You are cordially invited to attend the Meeting in person. All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Common Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Common Shares as of the Record Date.
If you attend the Meeting, you may revoke your proxy and vote your Common Shares in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. YOU CAN ALSO VOTE BY INTERNET AND TELEPHONE BY FOLLOWING THE INSTRUCTIONS ON YOUR PROXY CARD. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT "FOR" THE ELECTION OF THE PROPOSED CLASS C DIRECTORS FOR THREE-YEAR TERMS AND "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.
The Company's 2018 Annual Report on Form 20-F (the "2018 Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2018, is available on the Company's website at www.dryships.com. Any shareholder may receive a hard copy of the Company's 2018 Annual Report, free of charge upon request. This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2018 Annual Report, can also be found at http://drys.agmdocuments.com/AGM2019.html.
By Order of the Board of Directors Anastasia Pavli Secretary

July 1, 2019
Athens, Greece

___________________________
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 22, 2019
___________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the Board of Directors of DryShips Inc., a Marshall Islands corporation (the "Company"), for use at the 2019 Annual Meeting of Shareholders (the "Meeting") to be held on July 22, 2019 at Omega Building, 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 4:00 p.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 1, 2019. These materials, along with the Company's 2018 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2018, can also be found at http://drys.agmdocuments.com/AGM2019.html.
VOTING RIGHTS AND OUTSTANDING COMMON SHARES
On June 10, 2019 (the "Record Date"), the Company had outstanding 86,886,627 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one (1) vote for each Common Share. One or more shareholders representing at least one third of our issued and outstanding Common Shares, whether represented in person or by proxy, and who are entitled to vote at the Meeting, shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted "for" the election of George Demathas and Anthony Kandylidis to the Board, as Class C Directors, for three-year terms and "for" the ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2019.
In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board of Directors on the proposals described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.
The Common Shares are listed on the NASDAQ Capital Market under the symbol "DRYS."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke such proxy at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at Omega Building, 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company has six directors on the Board of Directors, which is divided into three classes. As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our Class C Directors expires at the Meeting. Accordingly, the Board of Directors has nominated Messrs. George Demathas and Anthony Kandylidis, both current Class C Directors, for election as Class C Directors whose terms would expire at the Company's 2022 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Common Shares authorized thereby FOR the election of the following nominees. It is expected that the nominees will be able to serve, but if the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of substitute nominees as the current Board of Directors may recommend.
Nominees for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Position
George Demathas	66	Class C Director
Anthony Kandylidis	42	Class C Director

Certain biographical information of the nominees is set forth below.
Mr. George Demathas was appointed to the Board of Directors on July 18, 2006. Mr. Demathas was also a director of Ocean Rig ASA from 2008 to 2010. Since 2001, Mr. Demathas has been the chief executive officer and a director of Stroigasitera Inc., a privately held company that finances and develops natural gas infrastructure projects in Central Asia, and since 1996, Mr. Demathas has invested in natural gas trunk pipelines in Central Asia. Since 1991, Mr. Demathas has been involved in Malden Investment Trust Inc. in association with Lukoil, working in the Russian petrochemical industry. Mr. Demathas was a principal in Marketing Systems Ltd., where Mr. Demathas supplied turnkey manufacturing equipment to industries in the former Soviet Union. Mr. Demathas has a Bachelor of Arts in Mathematics and Physics from Hamilton College in New York and a Master of Science in Electrical Engineering and Computer Science from Columbia University.

Mr. Anthony Kandylidis has served as the Company’s president and chief financial officer since December 2016 and was appointed a director of the Company in July 2017. Mr. Kandylidis was previously our Executive Vice President since January 2015. Mr. Kandylidis also served as Executive Vice Chairman and director of Ocean Rig UDW Inc. until December 2018 and is also a director of the International Association of Drilling Contractors. In September 2006, Mr. Kandylidis founded OceanFreight Inc., a public shipping company listed on Nasdaq, which was absorbed by the Company through a merger in 2011. Mr. Kandylidis studied Civil Engineering at Brown University and also holds an MSc. in Ocean Systems Management from the Massachusetts Institute of Technology. Mr. Kandylidis is the nephew of Mr. George Economou, our founder, chairman, and chief executive officer.

Required Vote. The two persons receiving the highest number of "FOR" votes represented by Common Shares present in person or represented by proxy and entitled to vote at the Meeting will be elected.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR"THE ELECTION OF GEORGE DEMATHAS AND ANTHONY KANDYLIDIS TO THE BOARD, AS CLASS C DIRECTORS, FOR THREE-YEAR TERMS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS
The Board of Directors is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young") as the Company's independent auditors for the fiscal year ending December 31, 2019.
Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the audit committee of the Company's Board of Directors.
Required Vote. Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Common Shares entitled to vote thereon.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF PROPOSAL TWO. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS
An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of directors for which the choice is limited to "for" or "withhold"). Abstentions are counted as present for purposes of determining a quorum. However, because abstentions are not voted affirmatively or negatively, they will have no effect on the approval of any of the proposals.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board of Directors Anastasia Pavli Secretary

July 1, 2019
Athens, Greece

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 07/21/2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy materials electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on 07/21/2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except
	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01 George Demathas   02 Anthony Kandylidis

The Board of Directors recommends you vote FOR the following proposal:

For address change/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000425898_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com

DRYSHIPS INC.
Annual Meeting of Shareholders
July 22, 2019 4:00 p.m., local time
This proxy is solicited by the Board of Directors

The Shareholder(s) hereby appoint(s) Dimitris Dreliozis, as proxy, with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of DRYSHIPS INC. stock that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 4:00 p.m., local time on July 22, 2019, at Omega Building, 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

____

____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000425898_2 R1.0.1.18